

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
Mr. Mark J. DeCesaris
Chief Financial Officer
W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **W.P. Carey & Co. LLC**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-13779**

Dear Mr. DeCesaris:

We have reviewed your first response letter filed July 8, 2011 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to comment 3 of our letter dated June 23, 2011 and that you use FFO, as adjusted, as a performance metric. In future periodic Exchange Act reports, please disclose FFO, as adjusted, for the covered period, and provide a definition of FFO, as adjusted, in your disclosure. Additionally, please reconcile FFO, as adjusted, through FFO, as NAREIT defines it.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis for Consolidation, page 56

2. We have reviewed your response to comment number 6. Please provide additional information on how your specific situation qualifies for the limited-scope deferral. Within your response, please provide additional information regarding how the entities are not under common management and the potential effect on the financial statements if you did not qualify for the limited-scope deferral.

Note 6. Equity Investments in Real Estate and CPA REITs

Interests in Unconsolidated Real Estate Investments, page 69

3. We have reviewed your response to comment number 7. Please provide additional information regarding the nature of your joint control including a summary of the major decisions that require joint approval and how disputes are resolved.

4. We have reviewed your response to comment number 8. Please provide additional information supporting your interpretation of ASC 323-10-35. Specifically, please tell us how ASC 323-10-35-21 applies to your current situation as it appears that the paragraph applies to losses recorded by unconsolidated investment and not the proceeds from the re-financing of the non-recourse debt. In addition, we do not understand how the assessment of whether the tenants will abandon the properties effects the accounting treatment of these proceeds. Lastly, please address ASC 323-10-35-19 specific prohibition of recording additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Angela McHale, Staff Attorney, at (202) 551-3402 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief